Mail Stop 3561

July 24, 2008

Mr. Allen T. McInnes, President
Chase Packaging Corporation
636 River Road
Fair Haven, NJ 07704

> **Re:** **Chase Packaging Corporation**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **File No. 000-21609**

Dear Mr. McInnes:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services